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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

NOTICE TO THE MARKET

São José dos Campos, December 23, 2016 – Embraer S.A. (Embraer) informs that it has hired PricewaterhouseCoopers Auditores Independentes (PWC) to provide audit services for the financial statements of Embraer and its subsidiaries in Brazil and abroad, in replacement of KPMG Auditores Independentes.

The hiring occurred as a result of periodic and planned change of independent auditors by Embraer and was approved by the Fiscal Council and by the Board of Directors of Embraer and also with the agreement of KPMG regarding the reason for the change.

PWC's work will begin with the review of the quarterly results of Embraer and its subsidiaries for the first quarter of 2017.

José Antonio de Almeida Filippo

Executive Vice-President and Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer